SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_____________________

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number: 000-22219

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

First South Bank Employees’ Savings & Profit Sharing Plan and Trust
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

First South Bancorp, Inc.
1311 Carolina Avenue
Washington, North Carolina 27889

REQUIRED INFORMATION

Items 1-3. The First South Bank Employees’ Savings & Profit Sharing Plan and Trust is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. As permitted by Item 4, the Plan is filing financial statements and schedules in accordance with the financial reporting requirements of ERISA in lieu of the financial statements required by Items 1-3.

Item 4. The Plan, which is subject to ERISA, files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibit:

Exhibit 23.1	Consent of Turlington and Company, LLP
Exhibit 23.2	Consent of Dixon Hughes PLLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on the Plan’s behalf by the undersigned hereunto duly authorized.

Date: June 29, 2007	First South Bank Employees’ Savings &
Profit Sharing Plan and Trust

/s/ William L. Wall

Plan Administrator

FINANCIAL STATEMENTS

INDEPENDENT AUDITORS' REPORT
FINANCIAL STATEMENTS
AND
SUPPLEMENTARY INFORMATION

As of and for the Years Ended
December 31, 2006 and 2005

TABLE OF CONTENTS

	PAGE
INDEPENDENT AUDITORS' REPORT	1
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS	2
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS	3
NOTES TO FINANCIAL STATEMENTS	4 - 8
SUPPLEMENTARY INFORMATION	
SCHEDULE OF ASSETS (HELD AT END OF YEAR)	9

Turlington and Company, L.L.P.
Certified Public Accountants

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrator
First South Bank Employees' Savings & Profit Sharing Plan and Trust
Washington, North Carolina

We have audited the accompanying statements of net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of and for the year ended December 31, 2005 were audited by other auditors whose report dated June 23, 2006 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of First South Bank Employees' Savings & Profit Sharing Plan and Trust as of December 31, 2006, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan's management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Turlington and Company, L.L.P.

June 25, 2007

509 East Center Street • Post Office Box 1697 • Lexington, North Carolina 27293-1697
Office: 336-249-6856 • Facsimile: 336-248-8697
1338 Westgate Center Drive • Winston-Salem, North Carolina 27103
Office: 336-765-2410 • Facsimile: 336-765-6241
www.turlingtonandcompany.com

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STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31 2006	December 31 2005
ASSETS		
Investments at fair value:		
Cash and cash equivalents	$ 41,481	$ 11,210
Shares of registered investment companies	4,464,483	
Common stock	3,525,763	2,537,459
Interest in collective trust	396,692	
Participant notes receivable	195,904	270,805
Total investments	8,624,323	2,819,474
Receivables:		
Employer contributions	28,896	
Participant contributions	37,413	
Due from broker for securities sold		4,449,714
Total receivables	66,309	4,449,714
Total assets	8,690,632	7,269,188
LIABILITIES		
Administrative expenses payable		716
Net assets available for benefits	$ 8,690,632	$ 7,268,472

The accompanying notes are an integral part of the financial statements

2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	Years Ended December 31	
	2006	2005
Additions to net assets attributed to:		
Investment income:		
Net appreciation in fair value of investments	$ 1,067,832	$ 1,013,243
Interest and dividends	311,716	72,467
	1,379,548	1,085,710
Contributions:		
Employer	357,322	318,499
Participant	548,355	964,565
	905,677	1,283,064
Total additions	2,285,225	2,368,774
Deductions from net assets attributed to:		
Benefits paid directly to participants	863,059	794,313
Administrative expenses	6	34,925
Other expenses		105
Total deductions	863,065	829,343
Net increase	1,422,160	1,539,431
Net assets available for benefits:		
Beginning of years	7,268,472	5,729,041
End of years	$ 8,690,632	$ 7,268,472

The accompanying notes are an integral part of the financial statements

3

NOTES TO FINANCIAL STATEMENTS
As of and for the Years Ended December 31, 2006 and 2005

1. Description of Plan:

The following description of First South Bank Employees' Savings & Profit Sharing Plan and Trust (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of First South Bank (the "Plan Sponsor") who are age twenty-one or older and have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Beginning January 1, 2006, participants may contribute between 1% and 100% of pretax compensation, as defined in the Plan. Prior to January 1, 2006, participants were allowed to contribute between 1% and 15% of pretax compensation, as defined in the Plan. Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may make changes in their contribution percentage daily and can terminate contributions at any time. Allocations among fund options offered by the Plan may be changed on a daily basis. Participants may also contribute funds from other tax-qualified plans as rollover contributions.

The Plan Sponsor matches 100% of the first 5% of base contributions that a participant contributes to the Plan. Employer contributions are allocated to the same investment options that the employee directs. Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of (a) the Plan Sponsor's contribution and (b) Plan earnings, and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Plan Sponsor's matching contributions and the earnings thereon is based upon years of continuous service. The employer's contributions shall be fully vested and nonforfeitable upon death, total and permanent disability, upon discontinuance of employer contributions to the Plan, termination of the Plan, or upon reaching normal retirement age defined as 65 years of age. If Participant termination occurs prior to these events, the participant vests in the employer's contributions as follows:

Completed Years of Service	Vested Percentage
Less than 1	0%
1 but less than 2	25%
2 but less than 3	50%
3 but less than 4	75%
4 or more	100%

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NOTES TO FINANCIAL STATEMENTS (CONTINUED)

1. Description of Plan (Continued):

Investment Options

During the year ended December 31, 2006, participants may direct the investment of their contributions as well as employer matching contributions between fifteen mutual funds, a common trust fund, and employer stock, each offering different degrees of risk and return.

During the year ended December 31, 2005, participants could direct the investment of their contributions as well as employer matching contributions between thirteen mutual funds and a money market fund, each offering different degrees of risk and return. Participants were allowed to invest in employer stock as part of the Sponsor's initial public offering and as rollover contributions due to the termination of their ESOP plan. Participants were not allowed to invest in employer stock during the year ended December 31, 2005.

Participant Loans

Participants may borrow from their fund account an amount not to exceed the lessor of $50,000 or 50% of their vested account balance. The minimum loan amount allowed by the Plan is $1,000. The loans are secured by the vested balance in the participant's account and bear interest at rates commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability, retirement, or other reasons, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or annual installments over a period not to exceed twenty years, or maintain his or her vested account balance in the Plan. Vested account balances of less than $5,000 will be distributed automatically upon the occurrence of one of these events. Required minimum payments will begin no later than the 1st of April following the year in which the retired participant reaches age 70½.

Forfeitures

Forfeitures represent the nonvested employer matching contributions of participants that have terminated their employment with the Plan Sponsor. There were no forfeitures used to reduce administrative expenses and employer contributions during 2006 or 2005. At December 31, 2006 and 2005, forfeited nonvested accounts totaled $41,454 and $24,593, respectively.

2. Summary of Significant Accounting Policies:

Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Administrative Expenses

The Plan Sponsor may elect, but is not required, to pay recordkeeping and other administrative expenses incurred by the Plan. At December 31, 2006 and 2005, the Plan Sponsor has elected to pay all of the administrative fees related to the professional services provided to the Plan. Expenses for the trustee were paid by the Plan Sponsor for the year ended December 31, 2006. Expenses for the trustee were paid by the Plan in the year ended December 31, 2005.

5

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

2. Summary of Significant Accounting Policies (Continued):

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the dates of the financial statements, reported changes in net assets available for benefits, and disclosures during the reported periods. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan's investments are stated at fair value. Common stock is valued at quoted market prices. Shares of registered investment companies and common collective trusts are valued at the net asset value of shares held by the Plan at year end. Participant notes receivable are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

3. Investments:

The following presents investments that represent 5% or more of the Plan's net assets as of December 31, 2006 and 2005:

	2006	2005
Investments at fair value:		
Federated Mid Cap Index Fund - 53,315.87 shares	$ 1,223,067	
American Century Equity Growth Fund (Adv) - 47,329.10 shares	1,212,571	
First South Bancorp, Inc. - 110,560.13 and 71,842 shares, respectively	3,525,763	$ 2,537,459

During the years ended December 31, 2006 and 2005, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

	2006	2005
Net appreciation in fair value of investments:		
Shares of registered investment companies	$ 183,594	$ 518,350
First South Bancorp, Inc. common stock	868,302	494,893
Interest in collective trust	15,936	
	$ 1,067,832	$ 1,013,243

6

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

4. Due From Broker for Securities Sold:

On December 31, 2005, the Plan's investment account balances held in the common and collective trusts totaling $4,449,714 were liquidated to prepare for the change in Plan administrator and recordkeeper from Pentegra Services, Inc. to SunTrust Banks, Inc. The liquidation of these assets resulted in an amount due from the broker for securities sold. This change in Plan administrator and recordkeeper was effective for the Plan year beginning January 1, 2006.

5. Return of Excess Contributions:

Benefit distributions of $863,059 and $794,313, respectively, for the plan years ended December 31, 2006 and 2005 include payments of $16,748 and $3,171, respectively, made to certain active participants to return to them deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan for the prior year.

6. Party-in-Interest Transactions:

As of December 31, 2006 and 2005, the Plan's investments included $3,525,763 and $2,537,459, respectively, in common stock of First South Bancorp, Inc. These investments represent approximately 41% and 35% of total Plan assets at December 31, 2006 and 2005, respectively.

Certain plan investments are shares of mutual funds managed by SunTrust. SunTrust is the trustee of the Plan and, therefore, transactions with SunTrust qualify as party-in-interest transactions. Fees paid by the Plan for administrative expenses totaled $6 for the year ended December 31, 2006.

During the year ended December 31, 2005, certain plan investments were shares of mutual funds managed by The Bank of New York. The Bank of New York was the trustee of the Plan and, therefore, transactions with The Bank of New York qualify as party-in-interest transactions. Fees paid by the plan for the investment management services totaled $34,925 for the year ended December 31, 2005.

7. Tax Status:

The Plan is a nonstandardized prototype plan sponsored by SunTrust Bank. The Internal Revenue Service ("IRS") has determined and informed SunTrust Bank by letter dated August 26, 2002, that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in accordance with applicable requirements of the Internal Revenue Code.

During the year ended December 31, 2005, the Plan was a standardized prototype plan sponsored by Pentegra Services, Inc. The IRS has determined and informed Pentegra Service, Inc. by letter dated March 7, 2002, that the Plan was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is designed and is currently being operated in accordance with applicable requirements of the Internal Revenue Code.

7

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

8. Plan Termination:

Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

9. Risks and Uncertainties:

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants' account balances and the amounts reported in the statements of net assets available for benefits.

10. Reconciliation of Financial Statements to Form 5500:

	2006
Net assets available for benefits per the financial statements	$ 8,690,632
Less:	
Employer contributions receivable	(28,896)
Participant contributions receivable	(37,413)
Net assets available for benefits per Form 5500	$ 8,624,323
Total contributions per the financial statements	$ 905,677
Less:	
Employer contributions receivable	(28,896)
Participant contributions receivable	(37,413)
Total contributions per Form 5500	$ 839,368

11. Reclassifications:

Certain items in the December 31, 2005 financial statements have been reclassified to conform to the December 31, 2006 financial statement presentation.

8

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Employer Identification Number: 56-0298450

Three-digit Plan Number: 002

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par, or Maturity Value	(d) ** Cost	(e) Current Value
	Cash	Cash		$ 41,481
	MFS Research International Fund	Mutual Fund; 10,364.51 Shares		199,206
	Dreyfus Small Cap Stock Index Fund	Mutual Fund; 15,757.37 Shares		370,771
	Federated Mid Cap Index Fund	Mutual Fund; 53,315.87 Shares		1,223,067
	Goldman Sachs Growth Opportunities Fund (A)	Mutual Fund; 141.87 Shares		3,083
	Goldman Sachs Mid Cap Value Fund (A)	Mutual Fund; 1,533.36 Shares		59,234
	MainStay Small Cap Opportunity Fund (I)	Mutual Fund; 911.23 Shares		18,698
*	STI Classic Small Cap Growth Stock Fund (I)	Mutual Fund; 1,412.48 Shares		28,419
	American Century Equity Growth Fund (Adv)	Mutual Fund; 47,329.10 Shares		1,212,571
*	STI Classic Large Cap Relative Value Fund (I)	Mutual Fund; 22,522.20 Shares		399,994
	T. Rowe Price Growth Stock Fund ®	Mutual Fund; 11,166.23 Shares		348,498
*	STI Classic Life Vision Aggressive Growth Fund (I)	Mutual Fund; 10,455.95 Shares		133,627
*	STI Classic Life Vision Growth & Income Fund (I)	Mutual Fund; 8,449.67 Shares		107,395
*	STI Classic Life Vision Moderate Growth Fund (I)	Mutual Fund; 3,222.12 Shares		35,443
	MFS Research Bond Fund (A)	Mutual Fund; 32,415.29 Shares		324,477
*	First South Bancorp, Inc.	Common Stock; 110,560.13 Shares		3,525,763
*	SunTrust Retirement Stable Asset Fund (B)	Collective Trust; 10,494.63 Shares		396,692
	Participant Loans	Interest Rates 5% - 9.25%		195,904
				$ 8,624,323

* Represents a party-in-interest

** Cost has been omitted for participant-directed investments

9